July 10, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549
Attn: Alan Campbell and Suzanne Hayes

Re:	Apogee Therapeutics, Inc. Registration Statement on Form S-1 Filed on June 22, 2023 File No. 333-272831

Ladies and Gentlemen:

On behalf of Apogee Therapeutics, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated June 30, 2023 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on June 22, 2023. The Staff’s comment is set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. The Company’s response is set forth in ordinary type beneath the Staff's comment, which is set out in bold type. The page references in the Company’s response correspond to the page numbers of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), which is being filed today.

Our Team, Investors and Paragon Collaboration, page 4

1.	Please revise to remove the references to Orbimed, Perceptive Xontogeny Venture Fund, entities affiliated with RA Capital and Wellington Management from pages 4 and 79. It is not appropriate to highlight the names of investors who hold less than 5% of your common stock and have no obligation to report changes in ownership. Alternatively, please move the names of these investors to follow the Principal Stockholder table and indicate whether they are currently investors in your company and that they will not provide updated information with respect to their investments.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 78 of the Amendment to remove the references to Orbimed, Perceptive Xontogeny Venture Fund, entities affiliated with RA Capital and Wellington Management.

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles
Munich • New York • Orange County • Palo Alto • Paris • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

July 10, 2023

If you have any questions regarding the Amendment or the response set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Michael Henderson, M.D., Apogee Therapeutics, LLC

Jane Pritchett Henderson, Apogee Therapeutics, LLC

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie E. Neary, Gibson, Dunn & Crutcher LLP
Divakar Gupta, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP

Darah Protas, Cooley LLP

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